REE AUTOMOTIVE LTD.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99.2
REE AUTOMOTIVE LTD AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024
UNAUDITED
INDEX

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands (except share and per share data)

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,274	$41,232
Short-term investments	24,227	44,395
Accounts receivable	—	455
Inventory	2,048	463
Other accounts receivable and prepaid expenses	12,435	6,959
Total current assets	74,984	93,504

NON-CURRENT ASSETS:
Non-current restricted cash	2,481	3,008
Other accounts receivable and prepaid expenses	2,224	2,871
Operating lease right-of-use assets	19,826	21,418
Property and equipment, net	17,407	17,099
Total non-current assets	41,938	44,396
TOTAL ASSETS	$116,922	$137,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$15,015	$15,019
Trade payables	4,209	3,703
Other accounts payable and accrued expenses	11,132	14,046
Operating lease liabilities	3,640	2,411
Total current liabilities	33,996	35,179

NON-CURRENT LIABILITIES:
Warrants liability	1,520	3,400
Convertible promissory notes	4,019	4,806
Deferred tax liability	436	—
Operating lease liabilities	14,068	16,440
Total non-current liabilities	20,043	24,646
TOTAL LIABILITIES	54,039	59,825
Commitments and Contingencies (Note 7)
SHAREHOLDERS’ EQUITY:
Class A Ordinary shares of no par value: Authorized: 33,333,333 shares as of June 30, 2024 and December 31, 2023; Issued and outstanding: 11,125,987 and 8,452,260 shares as of June 30, 2024 and December 31, 2023, respectively	—	—
Class B Ordinary shares of no par value: Authorized, issued and outstanding: 2,780,570 shares as of June 30, 2024 and December 31, 2023	—	—
Additional paid-in capital	934,989	914,211
Accumulated deficit	(872,106)	(836,136)
Total shareholders’ equity	62,883	78,075
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$116,922	$137,900
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended
	June 30, 2024	June 30, 2023
Revenues	$160	$943
Cost of revenues	1,455	943
Gross loss	$(1,295)	$—
Operating expenses:
Research and development expenses, net	23,421	38,211
Selling, general and administrative expenses	14,101	18,930
Total operating expenses	37,522	57,141
Operating loss	$(38,817)	$(57,141)
Income from warrants remeasurement	1,880	—
Financial income, net	2,261	2,137
Net loss before income tax	(34,676)	(55,004)
Income tax expense (income)	1,294	(171)
Net loss	$(35,970)	$(54,833)
Net comprehensive loss	$(35,970)	$(54,833)
Basic and diluted net loss per Class A ordinary share (1)	$(3.01)	$(5.49)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	11,934,325	9,996,616

(1) Prior period results have been retroactively adjusted to reflect the 1:30 stock reverse split effected on October 18, 2023. See also Note 1 General, for details.

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A (1)		Ordinary shares - Class B (1)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	8,135,348	$—	2,780,570	$—	$897,337	$(721,928)	$175,409

Exercise of options and vesting of RSUs	109,522	—	—	—	119	—	119
Share-based compensation	—	—	—	—	8,870	—	8,870
Net loss	—	—	—	—	—	(54,833)	(54,833)

Balance – June 30, 2023	8,244,870	$—	2,780,570	$—	$906,326	$(776,761)	$129,565

Balance – January 1, 2024	8,452,260	$—	2,780,570	$—	$914,211	$(836,136)	$78,075

Issuance of Ordinary shares, net	2,354,937	—	—	—	14,370	—	14,370
Exercise of options and vesting of RSUs	318,790	—	—	—	—	—	—
Share-based compensation	—	—	—	—	6,408	—	6,408
Net loss	—	—	—	—	—	(35,970)	(35,970)

Balance – June 30, 2024	11,125,987	$—	2,780,570	$—	$934,989	$(872,106)	$62,883

(1) Prior period results have been retroactively adjusted to reflect the 1:30 stock reverse split effected on October 18, 2023. See also Note 1 General, for details.

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:

Net loss	$(35,970)	$(54,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,608	1,085
Accretion income on short-term investments	—	(588)
Share-based compensation	5,638	8,870
Change in fair value of warrants liability	(1,880)	—
Change in fair value of derivative liability	(1,448)	—
Amortization of discount of convertible promissory note	224	—
Interest expenses	433	—
Decrease in accrued interest on short-term investments	168	333
Increase in inventory	(1,585)	—
Decrease in accounts receivable	455	—
Increase in other accounts receivable and prepaid expenses	(4,829)	(205)
Change in operating lease right-of-use assets and liabilities, net	449	176
Increase (decrease) in trade payables	506	(197)
Decrease in other accounts payable and accrued expenses	(2,237)	(256)
Increase in deferred tax liability	436	—
Decrease in deferred revenue	—	(943)
Other	—	103
Net cash used in operating activities	(38,032)	(46,455)

Cash flows from investing activities:

Purchase of property and equipment	(1,916)	(2,743)
Purchases of short-term investments	—	(66,864)
Proceeds from short-term investments	20,000	96,516
Net cash provided by investing activities	18,084	26,909

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	14,463	—
Proceeds from exercise of options	—	119
Repayment of short term loan	(15,000)	—
Proceeds from short term loan	15,000	—
Net cash provided by financing activities	14,463	119

Decrease in cash, cash equivalents and restricted cash	(5,485)	(19,427)
Cash, cash equivalents and restricted cash at beginning of year	44,240	59,925
Cash, cash equivalents and restricted cash at end of period	$38,755	$40,498
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
U.S. dollar in thousands (except share and per share data)

	Six Months Ended June 30,
	2024	2023
Non-cash activity:

Purchase of property and equipment	$—	$90
Right-of-use assets obtained in exchange for lease obligations	$73	$521
Share settlement of employee liability	$770	$—
Issuance costs in other accounts payable and accrued expenses	$93	$—

	Six Months Ended June 30,
	2024	2023
Supplemental cash flow:

Cash received from interest	$1,785	$1,558
Cash paid for income taxes	$305	$49
Interest paid	$33	$—

	June 30,
	2024	2023
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$36,274	$37,488
Restricted cash	—	11
Non-current restricted cash	2,481	2,999
Total cash, cash equivalents and restricted cash	$38,755	$40,498

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. is an automotive technology company focused on building commercial electric vehicles controlled fully by-wire. REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, Germany, Japan and the United Kingdom (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company”, “REE”, or “we”) is in the early stages of commercialization and is currently developing its core REEcornerTM technology which packs critical vehicle components into a single compact module positioned between the chassis and the wheel as well as building commercial Electric Vehicles (“EV”) leveraging REEcornerTM technology. The Company has commenced initial production components at its Launch Factory in Coventry, United Kingdom.

On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock reverse split had been in effect as of the date of these consolidated financial statements. Following the reverse share split an additional amount of 15,890 shares were issued to reflect rounding differences resulting from fractional Class A ordinary shares.
As of June 30, 2024, the Company’s principal source of liquidity includes its unrestricted cash balance in the amount of $36,274 and its short term investments in the amount of $24,227. As of June 30, 2024, the Company had an accumulated deficit of $872,106 since inception and had negative cash flows from operating activities of $38,032 for the six months ended June 30, 2024. The Company expects to continue to incur net losses and negative cash flows from operating activities.

In September 2024, the company completed an equity transaction in the total net amount of $45,135 (see also note 13, subsequent events, for details).

Based on the equity transaction described above, the Company intends to kick off its production plan by the end of the year and to start delivering its commercial electric vehicles to customers in 2025.

The Company expects that it will need to raise additional capital to support its production plan, respond to customer demands, business opportunities, challenges, technological advancements or unforeseen circumstances. If the Company is unable to raise capital when and if needed, it may need to modify its production plan, reduce costs, or both, in order to conserve cash and improve its liquidity position.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023.

The significant accounting policies disclosed in the Company’s audited 2023 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2024.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions.

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.
Cash and cash equivalents

Cash and cash equivalents consist of cash balances and bank deposits, including money market funds, that have a maturity, at the date of purchase, of three months or less.
Short-term investments

Short-term investments consist of bank deposits with original maturities of more than three months and up to twelve months.

Non-current restricted cash

Non-current restricted cash represents restricted bank deposits which are primarily used as a security for the Company’s operating lease agreements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)
Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist of cash equivalents, short-term investments, non-current restricted cash, accounts receivable, other accounts receivable, short-term loan, trade payables, other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short term maturities.

The warrants liability and derivative liabilities are measured at fair value using Level 3 inputs. The warrants liability and derivative liabilities are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter (see also note 10).

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or net realizable value. Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the Net Realizable Value (“NRV”) upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convertible Promissory Notes

The Company applies ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20 the Company first allocates the proceeds to freestanding liability instrument that are measured at fair value at each reporting date, based on their fair value. The remaining proceeds are allocated between the convertible debt and any bifurcated embedded derivatives. In accordance with ASC 815 “Derivatives and Hedging” (“ASC 815”), the Company bifurcates embedded derivatives that require bifurcation and accounts for them separately from the convertible debt.

The Company applies ASC 815, “Derivatives and Hedging” to all features related to convertible debt. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the convertible debt, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. The Company has recorded embedded derivative liabilities related to the convertible promissory notes.

R&D tax credit

The research & development (R&D) tax credit in the UK is a UK tax relief designed to encourage innovation and increase spending on R&D activities for companies operating in the UK. This is relevant to the Company’s subsidiary engineering center in the UK. Generally, the UK R&D tax credit offsets the income tax to be paid and the remaining portion (if any) will be refunded. The R&D tax credit is calculated based on the claimed volume of eligible R&D expenditures by the Company. As a result, the R&D tax credit is presented as a deduction from “research and development expenses” in the consolidated statements of income (loss). During the six months ended June 30, 2024 and 2023, the Company recorded R&D tax credit benefits in the amount of $5,697 and $0, respectively.

Revenue recognition

Under ASC 606 “Revenue from contracts with customers”, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for contracts that are within the scope of the standard, the Company perform the following five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue at the time when its customer obtains control of the promised goods which is when the performance obligation is satisfied by transferring the promised product to the customer.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring the products to the customer.

Deferred revenues are recognized as (or when) the Company receives consideration prior to performing its obligations under the contract.

In April 2021, the Company entered into a strategic development agreement with a customer, pursuant to which the Company agreed to develop and supply REE platform prototypes. Revenue related to the agreement was deferred and will be recognized upon satisfying performance obligations in the contract. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers. For the six months ended on June 30, 2023, the Company recorded revenues in the amount of $943 upon the termination of the agreement with the customer and recorded capitalized expenses in the amount of $943 in cost of revenues.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In addition, for the six months ended on June 30, 2024, the Company recorded revenues from sales of EV prototypes in the amount of $160. Revenue from sales of EV prototypes is recognized at a point in time when the control of the goods is transferred to the customer, upon delivery.

The Company applies the practical expedient and does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

Cost of revenues

Cost of revenues primarily comprised from the cost of EVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of EVs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value (“NRV”).

NOTE 3. INVENTORY

Inventory consisted of the following at June 30, 2024 and December 31, 2023, respectively:

	June 30, 2024	December 31, 2023
	(Unaudited)
Raw materials and work in progress	$1,488	$380
Finished goods	560	83
Total inventory	$2,048	$463

During the six months ended June 30, 2024 and 2023, the Company recorded inventory write-downs of $750 and zero, respectively, to reduce inventories to their net realizable values and for any excess or obsolete inventories.

NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following at June 30, 2024 and December 31, 2023, respectively:

	June 30, 2024	December 31, 2023
	(Unaudited)
Government authorities	$989	$1,369
Prepaid expenses	2,545	3,181
Advances to suppliers	3,117	2,124
R&D tax credit	5,697	—
Other receivables	87	285
Total	$12,435	$6,959

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 5. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payables and accrued expenses consisted of the following at June 30, 2024 and December 31, 2023, respectively:

	June 30, 2024	December 31, 2023
	(Unaudited)
Employees and payroll accruals	$5,698	$5,703
Professional fees	698	578
Non recurring engineering	2,047	5,867
Government authorities	846	310
Other payables	1,843	1,588
Total	$11,132	$14,046

NOTE 6. CREDIT FACILITY

On August 14, 2023, the Company entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility (the “Credit Facility”) in the amount of $15,000 which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of Monthly Term Secured Overnight Financing Rate (“SOFR”) plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, the Company is required to keep unsecured deposits in the aforementioned bank in the amount of $20,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. The Company is charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of June 30, 2024 and December 31, 2023 the Company has utilized $15,000 under the Credit Facility for short term loan. In July 2024 and January 2024, respectively, the short term loan was fully repaid by the Company. The annual interest rate for the loan utilized under the Credit Facility was 8.84% and 8.86%, respectively.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of June 30, 2024, and the years in which these obligations are due. The following table present the Company’s commitments and unrecorded contractual obligations.This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Purchase commitments
(Unaudited)
2024	$13,548
2025	11,893
2026	—
2027	—
2028 and thereafter	—
Total	$25,441

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

In addition, the Company enters into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations.

Guarantee

Long-term guarantees in the amount of $2,481 were issued by a bank to secure leasehold commitments.

Royalty bearing grants

The Company’s research and development efforts have been partially financed through grants from the IIA for the technology related to the Softwheel segment. Under the research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% on sales of products developed with funds provided by the IIA. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits on the unpaid amount received. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.72%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If the Company returns to production of these products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as noted above. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

For the six months ended June 30, 2024 and 2023, The Company did not pay or accrue any royalties to the IIA.

As of June 30, 2024, the Company’s remaining contingent obligations with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $733.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, the Company is required to pay royalties at a rate of 5% of the sales of products developed with funds provided by BIRD up to an amount equal to 150% of the aggregate U.S. Dollar amount of the grants received linked to the U.S. consumer price index. The Company did not pay or accrue any royalties to BIRD for the six months ended June 30, 2024 and 2023.

As of June 30, 2024, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433.

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. On January 4, 2024, the Magistrate Judge entered a Report and Recommendation, or the Report, recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the United States, assuming that OSR chooses to do so after dismissal. On August 26, 2024, the District Judge adopted the Report, granting REE’s motion to dismiss for forum non conveniens and ordering the clerk of the court to close the case. OSR has not filed an appeal on this ruling but it is possible that it may do so. As of June 30, 2024 and December 31, 2023 the Company did not record a loss contingency.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of our business, including but not limited to claims related to employment, intellectual property and shareholder matters.
NOTE 8. SHAREHOLDERS’ EQUITY

Composition of share capital

Each Class A Ordinary Share has the right to exercise one vote, to participate pro rata in all the dividends declared by the board of directors of the Company and the rights in the event of the Company’s winding up are to participate pro-rata in the total assets of the Company.

Class B Ordinary Shares, which are held by the founders, are entitled to cast ten votes per each Class B Ordinary Share held as of the applicable record date. Specific actions set forth in REE’s Amended and Restated Articles may not be effected by REE without the prior affirmative vote of 100% of the outstanding REE Class B Ordinary Shares, voting as a separate class. Each Class B Ordinary Shares will be automatically suspended on July 22, 2031. There are no economic or participating rights to this class of shares.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 8. SHAREHOLDERS’ EQUITY (cont.)

Equity transactions

On July 14, 2023, the Company entered into the H.C. Wainwright Agreement with H.C. Wainwright, pursuant to which the Company may offer and sell, at its option, up to $35,000 of Class A Ordinary Shares through an “at-the-market” equity program under which H.C. Wainwright act as the Company’s sales agent. During the six-month period ended June 30, 2024 the Company sold 54,938 Class A Ordinary Shares under the ATM Sales Agreement for total gross proceeds of approximately $304 and total net proceeds of approximately $293.
On March 1, 2024, the Company executed an underwriting agreement (the “Underwriting Agreement”) between the Company and Roth Capital Partners LLC (the “Underwriter”) pursuant to which the Company conducted an underwritten public offering (the “Public Offering”) of 2,000,000 Class A Ordinary Shares, no par value per share (the “Ordinary Shares”), at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13 million. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 20-day option to purchase Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the Public Offering, solely to cover over-allotments, if any. On March 4, 2024, the Underwriter exercised its overallotment option to purchase an additional 300,000 Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024 (the “Closing Date”).

At the Closing Date, the Company issued 2,300,000 Ordinary Shares, for aggregate net proceeds of approximately $14,150 to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company.

Share-based compensation

During the six months ended on June 30, 2024, the Company granted 249,201 options and 438,890 RSUs to its employees, officers, directors and consultants. The weighted average grant date fair value of the options and RSUs were $5.80 and $5.75, respectively.

The share-based compensation expense recognized in the Company’s consolidated statements of operations are as follow:

	Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Research and development	2,521	4,801
Selling, general and administrative	3,117	4,069
	$5,638	$8,870

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 9. INCOME TAXES

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward of the Company due to the uncertainty of the realization of such tax benefits and the unrecognized tax positions recorded in the period.

The components of income tax expense (income) are as follows:

	Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Current	$247	$(171)
Deferred	1,047	—
	$1,294	$(171)

	Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Domestic	$49	$52
Foreign	1,245	(223)
	$1,294	$(171)

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at June 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	June 30, 2024
	Level 1	Level 2	Level 3
	(Unaudited)
Assets:
Money market fund	$16,434	$—	$—
Bank deposits	—	24,227	—
Total	$16,434	$24,227	$—

Amounts included in:
Cash and cash equivalents	$16,434	$—	$—
Short-term investments	—	24,227	—
Total	$16,434	$24,227	$—

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

	June 30, 2024
	Level 1	Level 2	Level 3
	(Unaudited)
Liabilities:
Derivative liabilities at fair value	—	—	2,678
Warrants liability	—	—	1,520
Total	$—	$—	$4,198

	December 31, 2023
	Level 1	Level 2	Level 3
Assets:
Money market fund	$710	$—	$—
Bank deposits	—	44,395	—
Total	$710	$44,395	$—

Amounts included in:
Cash and cash equivalents	$710	$—	$—
Short-term investments	—	44,395	—
Total	$710	$44,395	$—

	December 31, 2023
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	—	—	4,126
Warrants liability	—	—	3,400
Total	$—	$—	$7,526
The following table provides the change in the fair value of Level 3 liabilities:

Total Level 3 Financial Liabilities
Balance as of December 31, 2023	$7,526
Change in fair value of derivative liability at fair value	(1,448)
Change in fair value of warrants liability	(1,880)
Balance as of June 30, 2024	$4,198

There were no transfers from or into Level 3 during the six ended months ended June 30, 2024 and June 30, 2023.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 10. FAIR VALUE MEASUREMENTS (cont.)
The following table provides the inputs used for Level 3 fair value measurements of warrants liability:

	June 30, 2024			December 31, 2023
	(Unaudited)
Stock price	$3.92			$5.14
Strike price	$4.42	-	$5.74	$4.97	-	$5.74
Term (in years)	1.5	-	2.5	1.5	-	2.5
Volatility	54.12%	-	55.86%	57.77%	-	59.65%
Risk-free rate	4.77%	-	5.05%	4.15%	-	4.34%
Dividend yield	0.0%			0.0%

The following table provides the inputs used for Level 3 fair value measurements of derivative liability:

	June 30, 2024			December 31, 2023
	(Unaudited)
Stock price	$3.92			$5.14
Term (in years)	1.5	-	2.5	1.5	-	2.5
Volatility	63.91%	-	64.06%	57.77%	-	59.65%
Risk-free rate	4.45%	-	4.46%	4.27%	-	4.34%
Cost of Debt (Rd)	7.64%	-	7.64%	7.03%	-	7.10%
Dividend yield	0.0%			0.0%

NOTE 11. FINANCIAL INCOME, NET

The components of financial income, net are as follows:

	Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Interest income	$1,555	$2,127
Foreign currency translation adjustments	$34	10
Interest expenses	$(466)	—
Income from derivatives remeasurement	$1,448	—
Other expenses	$(310)	—
Financial income, net	$2,261	$2,137

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2024
U.S. dollars in thousands (except share and per share data)

NOTE 12. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Numerator:

Net loss for basic and diluted loss per share	$(35,970)	$(54,833)

Denominator:

Weighted average number of Class A ordinary shares used in computing basic and diluted net loss per share	11,934,325	9,996,616

Basic and diluted net loss per Class A ordinary shares	$(3.01)	$(5.49)

During the six months ended June 30, 2024 and 2023, the Company was in a loss position and therefore all its potential shares were antidilutive. The total weighted average number of shares related to the outstanding options, unvested RSUs, warrants and convertible promissory notes excluded from the calculation of diluted loss per share due to their anti-dilutive effect was 6,503,966 and 2,104,132 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 13. SUBSEQUENT EVENTS

a.On September 15, 2024, the Company has entered into Securities Purchase Agreements with certain investors for the issuance of 7,362,930 of its Class A Ordinary Shares at a price of $4.122 per share and, to certain investors in lieu of Class A Ordinary Shares, pre-funded warrants to purchase 3,639,893 at a price of $4.121 per pre-funded warrant. The purchase price per share of each pre-funded warrant represents the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds were approximately $45,135 after deducting applicable fees and expenses.

b.In September 2024, the Company issued 253,485 Class A Ordinary Shares under the ATM Sales Agreement for total net proceeds of approximately $1,270. For further information regarding the ATM Sales Agreement, see Note 8.